Exhibit 12.1
M&T Bank Corporation
Computations of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2008		2007	2006	2005	2004
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)		$671,946	735,257	561,686	437,820	272,538
Interest Factor Within Rent Expense (a)		24,618	21,608	20,135	19,217	19,570

Total Fixed Charges		696,564	756,865	581,821	457,037	292,108

Earnings:
Income Before Income Taxes		739,779	963,537	1,231,642	1,170,919	1,066,523
Fixed Charges		696,564	756,865	581,821	457,037	292,108

Total Earnings		$1,436,343	1,720,402	1,813,463	1,627,956	1,358,631

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	x	2.06	2.27	3.12	3.56	4.65

Including Interest on Deposits:

Fixed Charges:
Interest Expense		$1,337,795	1,694,576	1,496,552	994,351	564,160
Interest Factor Within Rent Expense (a)		24,618	21,608	20,135	19,217	19,570

Total Fixed Charges		1,362,413	1,716,184	1,516,687	1,013,568	583,730

Earnings:
Income Before Income Taxes		739,779	963,537	1,231,642	1,170,919	1,066,523
Fixed Charges		1,362,413	1,716,184	1,516,687	1,013,568	583,730

Total Earnings		$2,102,192	2,679,721	2,748,329	2,184,487	1,650,253

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	x	1.54	1.56	1.81	2.16	2.83

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.